November 3, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 541-6668

Mr. Mitchell B. Kleinman, Esq.
General Counsel and Executive Vice President
KBW, Inc.
787 Seventh Avenue
New York, NY 10019

Re: KBW, Inc.
     Registration Statement on Form S-1
     Filed October 23, 2006
     File No. 333-136509

Dear Mr. Kleinman:

     We have reviewed your responses dated October 18, 2006 and October 30, 2006 and have the following comment.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Statements of Income, page F-4

1.   We recognize that your presentation of the results of operations is consistent with what appears to be an industry practice that has developed. We believe this industry practice conflicts with the guidance set forth in Article 5 of Regulation S-X. We will continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X. Based upon the representations you have provided to us regarding the undue burden to comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or Christian Windsor at (202) 551-3419 with any other questions.

Sincerely,

Amit Pande
Assistant Chief Accountant